EX 99.1

FOR IMMEDIATE RELEASE
Velti Announces Third Quarter 2012 Results
Company to Divest Certain Assets to Focus on Key Growth Geographies and Products

DUBLIN, Ireland and SAN FRANCISCO, CA - Nov. 14, 2012 (GLOBE NEWSWIRE) -- Velti plc (Nasdaq: VELT), the leading global provider of mobile marketing and advertising technology and solutions, today announced its financial results for the third quarter ended Sept. 30, 2012.

“We achieved strong revenue and gross profit growth in the third quarter with continued solid demand for our services as mobile continues to emerge as a highly strategic and effective channel for brands to establish, enhance and manage customer relationships,” said Alex Moukas, chief executive officer. “We had a tremendous quarter in terms of contracts signed with new and existing customers and are very pleased with the size and scope of the attendant campaigns, as well as the geographic origin of the customers, reflecting our success in driving revenue from our target geographies, including the United States, United Kingdom and Western Europe. These geographies provide great opportunities and better support our business model objectives, including improved cash flow. We therefore made a key decision in the quarter to divest certain assets associated with economically challenged customers, such as Greece and the Balkan States.

“Our adjusted EBITDA results in the third quarter reflect an increase in our R&D costs as we reduced our capitalization of internal software development due to our accelerated software development cycles and focus. Going forward, we expect to continue to reduce our internal capitalized software development investments and correspondingly increase our research and development expenses. In addition, we made key investments into our sales and marketing organization, primarily in the U.S. market, in order to maximize the significant regional opportunity that we see here. We believe that these investments in top talent will allow us to continue to drive excellent results from this region. Finally, foreign exchange fluctuation contributed negatively to our adjusted EBITDA results.

“We also made a decision in the quarter to consolidate and streamline our financing structure and wind-down remaining receivables in our legacy factoring arrangements. This significantly reduces our cash interest expense and simplifies our financing activities, providing more clarity for investors.”

Q3 2012 Financial Highlights

•	Record revenue of $62.4 million, an increase of 62 percent from Q3 2011; $66.6 million or 74 percent on a constant currency basis;

•	Revenue less 3rd party costs of $39.7 million, an increase of 63 percent from Q3 2011;

•	Adjusted EBITDA of $6.7 million, compared with $5.6 million in Q3 2011, an increase of 19 percent;

•
Commencing in the third quarter Velti is significantly reducing its capitalization of internal software development to reflect the company's accelerated software development cycles and focus. This change resulted in higher research and development expenses in the third quarter, and accordingly, negatively impacted its adjusted EBITDA results. Going forward, Velti expects to continually reduce its internal capitalized software development investments. The effect of this change is $1.2 million in the third quarter;

•
GAAP net loss attributable to Velti of $24.7 million and EPS of $(0.38) compared with a net income of $0.6 million and EPS of $0.01 for Q3 2011; included in the GAAP net loss is a $9.6 million non-cash expected loss on assets held for sale (primarily attributable to $7.8 million of discount associated with the deferred consideration from the company's divestiture), as well as a $5.3 million non-cash charge associated with the re-measurement of MIG's final deferred consideration; and

•	Adjusted net loss of $1.8 million and adjusted EPS of $(0.03) compared with an adjusted net loss of $1.1 million and adjusted EPS of $(0.02) for Q3 2011.

Cash and Comprehensive DSOs

•	Cash position of $29.5 million as of Sept. 30, 2012;

•
Operating cash flow of $(4.9) million, or $1.4 million when adjusted for the strategic termination of legacy factoring arrangements and reduced capitalization of investment in internal software development;

•
During the third quarter, Velti made the decision to eliminate its remaining factored receivables. This significantly reduces the company's cash interest expense and simplifies its financing activities. As a result of this decision, the company incurred a one-time operating cash flow reduction of $5.1 million.

•	Comprehensive DSOs of 242 days, excluding the impact of terminating the company's factoring arrangements and considering the effect of the divestiture of assets;

•
Comprehensive DSOs improvement throughout the year driven by a gradual reduction in the proportion of Velti's business that comes from customer activities in high-DSO areas, more rapid reconciliation and invoicing and internal process improvements;

•
Velti expects to report positive operating cash flow in the fourth quarter with approximately neutral free cash flow, including an estimated $2 to $3 million negative impact from the divestiture. Excluding the divestiture, the company re-iterates previous guidance of both positive operating and free cash flow in Q4.

Revenue Contribution and Mobile Advertising and Marketing Revenue and Margins

•	The Americas contributed 26 percent of revenue or $16.2 million, compared with $9.0 million in Q3 2011. The U.S. will be Velti's single largest market this year;

•	The U.K. contributed 27 percent of revenue or $17.1 million, compared with $5.3 million in the same period last year;

•
For Q3 2012, SaaS revenue contributed 78 percent of total revenue, compared with 67 percent for Q3 2011; license and software revenue contributed 8 percent of total revenue, compared with 26 percent for Q3 2011; and managed services revenue contributed 14 percent of total revenue, compared with 7 percent for Q3 2011;

•
Mobile advertising revenue was $14 .0 million (22 percent of total revenue), an increase of 87 percent from Q3 2011 and mobile advertising 3rd party costs were $10.5 million; resultant mobile advertising revenue less 3rd party costs were $3.4 million; and

•
Mobile marketing revenue was $48.4 million (78 percent of total revenue), an increase of 58 percent from Q3 2011 and mobile marketing 3rd party costs were $12.2 million; resultant mobile marketing revenue less 3rd party costs were $36.3 million.

Please see the reconciliation of net income (loss) before non-controlling interest to adjusted EBITDA later in this release.

Company to Divest Greek, Balkan and other Assets to Focus on Key Growth Geographies and Products
Velti also announced today that it has entered into an agreement to divest certain declining assets, focused on geographies and customers with worsening economic and demand characteristics, to a group led by local, non-executive management and comprising approximately 75 employees in total. These assets are characterized by very long revenue collection cycles (DSOs: approximately 450 days), are located in troubled economies, and have heavy capital expenditure requirements.

Key aspects of the transaction:

•
The consideration for the transaction is approximately $23.5 million payable in cash in three annual installments, with potential upside in the event that the divested operations exceed 2014 expectations;

•
Depending on the timing of closing of the transaction, the 2012 estimated impact to Velti's revenue and adjusted EBITDA is expected to be $10 to $15 million and $6 to $9 million, respectively, to reflect exclusion of the divested assets. This reflects the heavily back-end loaded nature of the revenue and adjusted EBITDA associated with these assets;

•
Revenue from geographies characterized by high-DSOs, including the PIIGS countries, and other North African and Middle Eastern countries is expected to decline to 2 to 3 percent of total revenue for fiscal year 2013;

•
Total capital expenditures are expected to be materially reduced by approximately $6 million per year, reducing cash investment requirements; in addition, the company has avoided potential multi-million dollar severance costs that it would have incurred if the businesses had simply been wound down;

•	As a result of the divestiture and other operational improvements, Velti is targeting comprehensive DSOs below 180 days by Dec. 31, 2013;

•	Revenue from the Americas and U.K., as a percentage of total revenue, are expected to increase to 55 to 60 percent in fiscal year 2012 and to 65 to 70 percent of total revenue in fiscal year 2013; and

•	Velti's 2013 and 2014 revenue growth rates are expected to increase to the mid-30 percent range in both years (2013 versus proforma 2012, excluding divested assets).

“We made a key decision in the quarter to divest certain assets associated with economically challenged geographies, including among others, Greece and the Balkan States,” said Moukas.  “As we stated previously, we are focused on reworking contracts worldwide with existing customers to conform to the terms we are receiving from our new customers.  Quite a few of our customers in the regions where we are divesting assets are focusing on conserving cash above all else and therefore seem unwilling or unable to conform to our new payment requirements.  Our structuring this deal as a divestiture, as opposed to simply walking away from these customers, accomplishes five key goals:  First, we are able to monetize the assets as opposed to shutting off these customers.  Second, we are able to maintain upside if the region recovers.  Third, we will be able to focus our business and cash investments on services and regions, such as the Americas and the United Kingdom, that are best suited to our longer term business model.  Fourth, we are able to ensure continuity of customer service. And finally, we are able to eliminate any future severance or other downsizing liabilities associated with these assets. This transaction is expected to help facilitate 2013 free cash flow generation, a reduction in DSOs and an accelerated growth profile.”

Additional Third Quarter Business Highlights

•
Included among Velti's successes was its largest deal signed to date - a $27 million, two-year agreement with a large U.S. brand to drive increased engagement with and long-term loyalty of the brand's existing customers; this represents a major milestone in Velti's ongoing penetration of the U.S. market; and

•
Velti announced the addition of several technology industry executives across both its product and sales and marketing functions: Harry Patz joined the company as Chief Revenue Officer. Patz, a 20-year veteran of Microsoft Corporation, managed the Microsoft Communications Sector Business in North America which he helped grow to $1 billion of revenue; Patz is responsible for driving Velti's revenue strategy and operations in North America. Jason Hoffman also joined Velti from Microsoft as Senior Vice President, Product. Hoffman previously led Analytics, Yield management and Optimization efforts for Display and Search advertising at Microsoft.

For additional information related to our third quarter 2012 results, please see the Q3 2012 Earnings Slide Deck available on the Events section of the investor website at http://investors.velti.com/events.cfm.

Q3 Financials Reconciliation and Q4 Outlook

Reconciliation: GAAP Operating Cash Flow ($ in millions)	Quarter Ended Sept. 30th

Net Cash Used in Operating Activities	$(4,898)
Includes: Termination of Factoring Arrangement	$5,074
Includes: Reduction in Internal Software Development Capitalization	$1,176
Pro Forma Net Cash Generated from Operating Activities	$1,352

Reconciliation: Adj. EBITDA ($ in millions)	Quarter Ended Sept. 30th

Adj. EBITDA as Reported	$6,705
Includes: Reduction in Internal Software Development Capitalization	$1,176
Pro Forma Adj. EBITDA	$7,881

Reconciliation: FY 2012E Adj. EBITDA Guidance ($ in millions)	As of Quarter Ended Sept. 30th

Adj. EBITDA, Year to Date as Reported	$17,490
Plus: Q3 Reduction in Internal Software Development Capitalization	$1,176
Plus: Q4 Reduction in Internal Software Development Capitalization	$3,500
Plus: Q4 Mid-point Divested Adj. EBITDA	$7,500
Plus: Q4 Mid-point Adj. EBITDA	$55,334
Original FY 2012 Mid-point Adj. EBITDA Guidance	$85,000

Velti is announcing revenue and adjusted EBITDA guidance for the fourth quarter and fiscal year ending Dec. 31st as follows:

($ in millions)	Qtr. End. Dec. 31st		FYE Dec. 31st
	Low	High	Low	High
Adjusted Revenue Guidance	$97.1	$113.1	$270.0	$286.0
Add: Divested Revenue	$15.0	$10.0	$15.0	$10.0
Comparable Revenue Guidance (1)	$112.1	$123.1	$285.0	$296.0
Revenue Guidance (Q2 Call; Q4 Implied from Annual) (2)	$110.5	$125.5	$285.0	$296.0
Change vs. Comparable	$1.6	$(2.4)	$—	$—

Adjusted EBITDA Guidance	$50.8	$59.8	$68.3	$77.3
Add: Q4 Divested Adj. EBITDA	$9.0	$6.0	$9.0	$6.0
Add: Q4 Est. Reduction: Internal S/W Dev. Capitalization	$3.5	$3.5	$3.5	$3.5
Add: Q3 Reduction: Internal S/W Dev. Capitalization	—	—	$1.2	$1.2
Comparable Adj. EBITDA Guidance (3)	$63.3	$69.3	$82.0	$88.0
Adj. EBITDA Guidance (Q2 Call; Q4 Implied from Annual) (2)	$60.7	$68.7	$82.0	$88.0
Change vs. Comparable	$2.6	$0.6	$—	$—

(1) Quarter ended Dec. 31st equals FYE Dec. 31st less YTD revenue.
(2) Qtr. End. Dec. 31st Low equals FYE Dec. 31st Low less YTD at end of Q2 less high guidance for Q3. Qtr. End. Dec. 31st High equals FYE Dec. 31st High less YTD at end of Q2 less low guidance for Q3.
(3) Quarter ended Dec. 31st equals low and high guidance for FYE Dec. 31st less YTD Adj. EBITDA less Q3 reduction in internal S/W Dev. Capitalization.

Velti expects to be operating cash flow positive and approximately free cash flow neutral during the fourth quarter including the negative impact of the divestiture.

Velti Announces 2013 Analyst Day Event
The company will hold its 2013 Analyst Day on Wednesday, Jan. 30, 2013 in New York City. The company will discuss trends and drivers in the mobile market, customer testimonials and case studies, product demonstrations as well as its growth strategy. Further details on the event will be provided in the coming weeks.

Conference Call
The company will host a conference call today at 4:30 PM ET to discuss these results. The conference call can be accessed at (877) 415-4117 or (708) 290-1138 (International), conference ID# 55278764. The call will also be broadcast simultaneously at http://investors.velti.com. Following completion of the call, a recorded replay of the webcast will be available for three month on the Events section of the investor website at http://investors.velti.com/events.cfm. To listen to the telephone replay, call toll-free (855) 859-2056 or (404) 537-3406 (International), conference ID# 55278764. The telephone replay will be available from 7:30 PM ET Nov. 14 through 11:59 PM ET Nov. 28, 2012. Additional investor information can be accessed at http://velti.com.

Use of Non-GAAP Measures
This press release includes non-GAAP financial measures such as adjusted EBITDA, adjusted net income and adjusted earnings per share. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is detailed in the table below.

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.

We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.

We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income and expense.

Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.

Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Note to Financial Statements
The financial information in this announcement does not constitute statutory financial statements as defined in Article 102 of the Companies (Jersey) Law 1991. Copies of our annual report and financial statements will be available at our registered office: First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland or can be downloaded at the company's website at www.velti.com.

Forward-Looking Statements

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements including statements regarding revenue and adjusted EBITDA guidance for the fourth quarter and fiscal year; our expectations to be operating cash flow positive and approximately free cash flow neutral during the fourth quarter and to achieve increasing positive free cash flows thereafter; our expectations concerning our ability to drive revenue from our target geographies, including the United States, United Kingdom and Western Europe; our plans to reduce the company's internal capitalized software development investments; and the impact of the divestment of Greek, Balkan and other assets, including the anticipated impact on revenue and revenue growth rate, EBITDA, DSOs and cash flow. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements. These risks and uncertainties include - but are not limited to - our ability to collect on outstanding accounts receivable, manage our accounts payable, and improve our comprehensive DSOs; achieve the benefit of the divestment of these Greek, Balkan and other assets; continue to expand as the leading global provider of integrated, comprehensive mobile marketing and advertising technology; expand our customer base; and achieve the benefits of our acquisitions, and potential liability resulting from pending or future litigation. We also face the impact of Hurricane Sandy, as well as the global political and economic uncertainties, and in particular the impact of economic uncertainties in Europe in general and in Greece in particular. Further information on these and other factors that could affect the company's results is included in our Annual Report on Form 20-F and our current reports on Form 6-K filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
The Velti logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7438

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net income (loss) before non-controlling interest	$(24,740)	$623	$(51,300)	$(40,425)
Adjustments:
Foreign exchange gains	(3,210)	(8,777)	(2,136)	(6,974)
Non-cash share based compensation(1)	6,578	3,773	22,530	23,626
Non-recurring and acquisition-related expenses(2)	7,384	2,404	8,916	11,681
Loss (gain) from equity method investments(3)	(151)	109	551	1,398
Expected loss on assets held for sale	9,626	—	9,626	—
Depreciation and amortization - acquisition related	2,717	795	7,941	2,387
Adjusted net loss	$(1,796)	$(1,073)	$(3,872)	$(8,307)
Loss (gain) from equity method investments - other	2,174	(371)	2,628	(1,015)
Depreciation and amortization - other	5,990	4,993	16,057	11,263
Income tax expense	46	482	1,186	3,440
Interest expense, net	257	1,482	1,416	4,584
Other expense	34	120	75	34
Adjusted EBITDA	$6,705	$5,633	$17,490	$9,999

Adjusted net loss per share - basic	$(0.03)	$(0.02)	$(0.06)	$(0.15)

Adjusted net loss per share - diluted	$(0.03)	$(0.02)	$(0.06)	$(0.15)

Basic shares	64,684	61,595	63,472	53,914

Diluted shares	64,684	61,595	63,472	53,914

(1)  The quarters ended June 30, 2012 and September 30, 2012 include accrued annual bonuses that are expected to be paid in stock. The nine months ended September 30, 2011 includes additional compensation expense of approximately $10.5 million. This relates to certain performance based deferred share awards granted to employees in 2009 that were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. Share based expenses were included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2012 and 2011 as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Datacenter and direct project	$775	$601	$2,525	$2,980
General and administrative	2,601	1,342	9,374	10,218
Sales and marketing	1,925	1,127	6,434	7,022
Research and development	1,277	703	4,197	3,406
	$6,578	$3,773	$22,530	$23,626

(2) Non-recurring and acquisition-related expenses in 2012 resulted primarily from re-measurement of contingent consideration for our Mobile Interactive Group acquisition including locking of the contingent consideration and for acquisition related expenses for completed acquisitions. These expenses were offset by a first quarter gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value. Non-recurring and acquisition-related expenses in 2011 included acquisition related expenses related to our acquisition of Mobclix, interest expense to recognize the remaining discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our IPO, and other non-recurring items offset by the reversal of a one time tax liability related to pre-IPO performance share awards that were released to employees in 2010.
(3) Profit and loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.

Velti plc
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue:
Software as a service (SaaS) revenue	$48,540	$25,545	$144,254	$76,374
License and software revenue	5,229	10,091	9,632	16,959
Managed services revenue	8,624	2,552	18,991	8,763
Total revenue	62,393	38,188	172,877	102,096
Cost and expenses:
Third-party costs	22,701	13,746	60,542	35,096
Datacenter and direct project costs	6,894	4,127	22,371	12,218
General and administrative expenses	15,516	10,260	46,788	34,137
Sales and marketing expenses	13,193	7,785	38,466	27,364
Research and development expenses	5,724	2,814	14,744	9,207
Acquisition related charges	5,622	—	9,950	7,603
Expected loss on assets held for sale	9,626	—	9,626	—
Depreciation and amortization	8,707	5,788	23,998	13,650
Total cost and expenses	87,983	44,520	226,485	139,275
Loss from operations	(25,590)	(6,332)	(53,608)	(37,179)
Interest expense, net	(257)	(1,482)	(1,416)	(6,363)
Gain from foreign currency transactions	3,210	8,777	2,136	6,974
Other income (expense)	(34)	(120)	5,953	(34)
Gain (loss) before income taxes, equity method investments and non-controlling interest	(22,671)	843	(46,935)	(36,602)
Income tax expense	(46)	(482)	(1,186)	(3,440)
Net gain (loss) from equity method investments	(2,023)	262	(3,179)	(383)
Net income (loss)	(24,740)	623	(51,300)	(40,425)
Net income (loss) attributable to non-controlling interest	(23)	25	(66)	(75)
Net income (loss) attributable to Velti	$(24,717)	$598	$(51,234)	$(40,350)
Net loss attributable to Velti per share:
Basic	$(0.38)	$0.01	$(0.81)	$(0.75)
Diluted	$(0.38)	$0.01	$(0.81)	$(0.75)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	64,684	61,595	63,472	53,914
Diluted	64,684	63,926	63,472	53,914

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	September 30,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$29,497	$75,765
Trade receivables (including related party receivables of $0.3 million and $0.5 million as of September 30, 2012 and December 31, 2011, respectively), net of allowance for doubtful accounts	109,520	70,968
Accrued contract receivables (including related party receivables of $1.8 million and $3.3 million as of September 30, 2012 and December 31, 2011, respectively)	71,991	98,203
Prepayments	19,271	22,664
Assets held for sale	17,340	—
Other receivables and current assets (including related party receivables of $4.0 million and $5.5 million as of September 30, 2012 and December 31, 2011, respectively)	40,288	49,726
Total current assets	287,907	317,326
Non-current assets:
Property and equipment, net	12,829	5,922
Intangible assets, net	106,896	91,192
Equity investments	—	2,270
Goodwill	70,450	52,956
Other assets	12,174	11,865
Total non-current assets	202,349	164,205
Total assets	$490,256	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$38,853	$41,565
Accrued liabilities	70,941	49,621
Deferred revenue and current portion of deferred government grant	11,043	6,217
Current portion of acquisition related liabilities	35,850	26,900
Current portion of long-term debt and short-term financings	233	2,881
Income tax liabilities	7,912	9,883
Total current liabilities	164,832	137,067
Non-current liabilities:
Long-term debt	15,297	6,859
Deferred government grant - non-current	1,845	3,162
Acquisition related liabilities - non-current	2,215	18,772
Other non-current liabilities	18,265	18,180
Total liabilities	202,454	184,040
Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 64,997,427 and 61,790,985 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	5,404	5,148
Additional paid-in capital	390,877	346,031
Accumulated deficit	(85,960)	(34,726)
Accumulated other comprehensive loss	(22,519)	(19,046)
Total Velti shareholders' equity	287,802	297,407
Non-controlling interests	—	84
Total equity	287,802	297,491
Total liabilities and shareholders' equity	$490,256	$481,531

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss	$(24,740)	$623	$(51,300)	$(40,425)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,707	5,788	23,998	13,650
Loss on assets held for sale	9,626	—	9,626	—
Change in fair value of contingent consideration	5,321	(6,142)	9,179	1,174
Non-cash interest expense	167	521	776	2,185
Share-based compensation	6,338	3,773	21,708	23,626
Deferred income taxes and other tax liabilities	—	(735)	(977)	1,115
Undistributed (gain) loss of equity method investments	2,012	(262)	3,179	383
Foreign currency transactions gain	(3,210)	(8,777)	(2,136)	(6,974)
Provision for doubtful accounts	102	(22)	1,043	422
Gain on previously held shares in CASEE	—	—	(6,028)	—
Change in operating assets and liabilities:
Trade receivables and accrued contract receivables	(12,848)	(17,618)	(33,263)	(6,000)
Prepayments and other current assets	10,051	(8,143)	5,485	(33,362)
Other assets	446	(5,508)	(5)	(207)
Accounts payable and other accrued liabilities	(9,558)	9,903	16,685	(15,143)
Deferred revenue and government grant income	2,688	1,650	6,226	3,869
Net cash generated by (used in) operating activities	(4,898)	(24,949)	4,196	(55,687)
Cash flow from investing activities:
Purchase of property and equipment	(1,625)	(602)	(9,414)	(1,385)
Investments in software development and purchased software	(15,585)	(6,209)	(38,727)	(21,729)
Investment in subsidiaries and equity method investments, net of cash acquired	—	—	(9,507)	(9,268)
Net cash used in investing activities	(17,210)	(6,811)	(57,648)	(32,382)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	573	25,464	1,333	273,780
Proceeds from borrowings and debt financing	13,280	—	13,282	917
Repayment of borrowings	(8,022)	(10,560)	(9,514)	(63,720)
Net cash generated from financing activities	5,831	14,904	5,101	210,977
Effect of changes in foreign exchange rates	1,075	(2,195)	2,083	127
Net increase (decrease) in cash and cash equivalents	(15,202)	(19,051)	(46,268)	123,035
Cash and cash equivalents at beginning of period	44,699	159,440	75,765	17,354
Cash and cash equivalents at end of period	$29,497	$140,389	$29,497	$140,389

For further information, please contact:

Velti plc Wilson W. Cheung Chief Financial Officer wcheung@velti.com
Leslie Green Investor Relations lgreen@velti.com